Exhibit 99.2

THIS ANNOUNCEMENT, INCLUDING THE APPENDICES AND THE INFORMATION CONTAINED HEREIN, IS RESTRICTED AND IS NOT FOR PUBLICATION, RELEASE OR DISTRIBUTION, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN OR INTO OR FROM THE UNITED STATES, CANADA, AUSTRALIA, THE REPUBLIC OF SOUTH AFRICA, JAPAN, NEW ZEALAND OR ANY JURISDICTION IN WHICH THE SAME WOULD BE UNLAWFUL. THIS ANNOUNCEMENT SHALL NOT CONSTITUTE AN OFFER TO SELL OR ISSUE OR THE SOLICITATION TO BUY, SUBSCRIBE FOR OR OTHERWISE ACQUIRE ANY ORDINARY SHARES OF MIDATECH PHARMA PLC IN ANY JURISDICTION IN WHICH ANY SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL.

11 October 2016

Midatech Pharma PLC
(“Midatech” or the “Company”)

Results of Placing to raise £16.0 million
and
PDMR Shareholding

Midatech Pharma (AIM: MTPH; Nasdaq: MTP), the international specialty pharmaceutical company focused on commercialising and developing products in oncology and other therapeutic areas, is pleased to announce the results of the oversubscribed Placing announced earlier today (the “Placing Launch Announcement”).

A total of 14,545,455 Placing Shares have been conditionally placed by Panmure Gordon at an Issue Price of 110 pence per new Ordinary Share to raise a total of approximately £16.0 million for the Company, amounting to net proceeds of approximately £15.0 million for the Company (after fees and expenses).

The Placing Shares represent approximately 43.4 per cent. of the Existing Ordinary Shares of the Company. The Issue Price represents a discount of 14.5 per cent. to the mean middle market closing price of an Ordinary Share over the previous ten trading days up to and including 10 October 2016, being the last practicable date prior to the publication of the Placing Launch Announcement.

The net proceeds of the Placing receivable by the Company will be used to invest in expanding and advancing its development pipeline, including for Q-Octreotide (MTD201) and its MTX110/MTX111 treatment for DIPG, in addition to investing in its manufacturing and commercial platform and providing additional working capital to the Group. The Company is also making the Open Offer to Eligible Shareholders, the net proceeds of which will further support its working capital requirements. A Circular to Eligible Shareholders, including further details of the Open Offer and a notice convening the General Meeting, will be dispatched on or around 12 October 2016, and will also be available on the Company's website at the same time at www.midatechpharma.com.

Commenting on the successful Placing, Dr Jim Phillips, Chief Executive Officer of Midatech Pharma, said: “The funds raised today will provide Midatech with additional financial resources to accelerate the development of our diverse, oncology-focused pipeline. Midatech is rapidly evolving as a specialty pharma company and, together with revenues from our US commercial operations, we now have the financial flexibility to support our future growth.  We would like to thank our existing and new shareholders for participating in the oversubscribed fundraise and look forward with confidence to delivering several potential commercial and development milestones in the remainder of this year and through 2017.”

Completion of the Placing and Open Offer remains subject, inter alia, to the passing of the Resolutions at the General Meeting and on the Admission of the Placing Shares and Open Offer Shares to trading on AIM. It is expected that Admission will become effective and that dealings in the Placing Shares and Open Offer Shares on AIM will commence at 8.00 a.m. on 31 October 2016.

The Placing Shares and Open Offer Shares will be issued credited as fully paid and will, on issue, be identical to and rank pari passu in all respects with the Existing Ordinary Shares, including the right to receive all dividends and other distributions thereafter declared, made or paid on the Enlarged Share Capital following the date of Admission.

PDMR shareholdings and related party transaction

Certain PDMRs and an existing substantial Shareholder in the Company have each subscribed for Placing Shares pursuant to the Placing. The number of Placing Shares subscribed for by each Director and the existing substantial Shareholder, and their resulting shareholdings on Admission (assuming take-up in full of the Open Offer by Eligible Shareholders), are set out below:

Name	Number of Existing Ordinary Shares	Percentage of existing issued share capital	Number of Placing Shares subscribed for	Number of Ordinary Shares held on Admission	Percentage of Enlarged Share Capital on Admission*
Woodford Investment Management	6,791,689	20.25%	3,075,940	9,867,629	19.80%
Rolf Stahel	527,215	1.57%	22,727	549,942	1.10%
Jim Phillips	36,871	0.11%	4,545	41,416	0.08%
Rob Rainey	-	-	18,181	18,181	0.04%

*Assuming take-up in full of the Open Offer by Eligible Shareholders

Where a company enters into a related party transaction, under the AIM Rules the independent directors of the company are required, after consulting with the company’s nominated adviser, to state whether, in their opinion, the transaction is fair and reasonable in so far as its shareholders are concerned.

By virtue of Woodford Investment Management’s current interests in the Company, as detailed above, it is considered to be a “related party” as defined under the AIM Rules, and accordingly, the subscription by Woodford Investment Management in the Placing is considered to be a “related party transaction” for the purposes of Rule 13 of the AIM Rules. The Directors independent of Woodford Investment Management, being the Board as a whole, consider, having consulted with Panmure Gordon, the Company’s nominated adviser for the purposes of the AIM Rules, that the terms of the related party transaction are fair and reasonable insofar as the shareholders of the Company are concerned.

The capitalised terms used in this announcement have the meaning set out in Appendix III in the Placing Launch Announcement unless otherwise stated.

Placing Statistics

Issue Price	110 pence

Number of Existing Ordinary Shares in issue at the date of this announcement	33,542,412

Number of Placing Shares	14,545,455

Open Offer Basic Entitlement	1 Open Offer Share for every 16 Existing Ordinary Shares

Number of Open Offer Shares (in aggregate)	up to 1,760,495

Ex-entitlement date of the Open Offer	7.00 a.m. on 12 October 2016

Gross proceeds receivable by the Company pursuant to the Placing of the Placing Shares	approximately £16.0 million

Gross proceeds receivable by the Company pursuant to the Open Offer*	approximately £1.9 million

Estimated cash proceeds of the Placing and the Open Offer* receivable by the Company (net of expenses)	approximately £16.9 million

Number of Ordinary Shares in issue immediately following Admission*	49,848,362

Percentage of the Enlarged Share Capital represented by the Placing Shares and Open Offer Shares*	32.7 per cent.

Approximate market capitalisation of the Company at Admission* at the Issue Price	£54.8 million

* Assuming take-up in full of the Open Offer by Eligible Shareholders

- ENDS -

For more information, please contact:

Midatech Pharma PLC
Jim Phillips, CEO
Tel: +44 (0)1235 841 575
www.midatechpharma.com

Panmure Gordon (UK) Limited (Financial Adviser, Nominated Adviser, and lead Bookrunner)
Corporate Finance
Freddy Crossley / Duncan Monteith
Corporate Broking
Tom Salvesen
Tel: +44 (0)20 7886 2500

Consilium Strategic Communications (Financial PR)
Mary Jane Elliott / Ivar Milligan / Matthew Neal / Hendrik Thys
Tel: +44 (0)20 3709 5700
Email: midatech@consilium-comms.com

Notes for Editors

About Midatech Pharma PLC
Midatech is an international specialty pharmaceutical company focused on oncology and other therapeutic areas with a commercial platform and four marketed products in the US. Midatech’s strategy is to develop products in-house in oncology and with partners in other indications, and to accelerate growth organically and through strategic acquisitions. The Company’s R&D activities are supported by two breakthrough drug delivery technologies. The Group, listed on AIM: MTPH and Nasdaq: MTP, employs c.100 staff in four countries. For further company information see: www.midatechpharma.com.

Neither this press release, nor any copy of it may be made or transmitted into the United States of America (including its territories or possessions, any state of the United States of America and the District of Columbia) (the “United States”). The distribution of this press release in other jurisdictions may also be restricted by law and persons into whose possession this announcement comes should inform themselves about, and observe, any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

This press release does not constitute or form part of any offer or invitation to sell or issue, or a solicitation of any offer to acquire, purchase or subscribe for, securities of the Company.

Neither the Placing Shares nor the Open Offer Shares have been, nor will be, registered under the US Securities Act of 1933, as amended (the “US Securities Act”) or the securities laws of any state or jurisdiction of the United States, and may not be offered or sold within the United States to, or for the account or benefit of, US person (as that term is defined in Regulation S under the US Securities Act), except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the US Securities Act and such other applicable state securities laws.

Accordingly, the Placing Shares and the Open Offer Shares are being offered hereby only (i) outside the United States in reliance upon Regulation S under the US Securities Act in offshore transactions or (ii) to “accredited investors” as defined in Rule 501(a) of Regulation D of the US Securities Act, in reliance on an exemption from, or a transaction not subject to, the registration requirements of the US Securities Act.

Forward-Looking Statements
Certain statements in this press release may constitute “forward-looking statements” within the meaning of legislation in the United Kingdom and/or United States, including (without limitation) those regarding the Placing, the Open Offer and any other potential offering of securities, the Group's financial position, business strategy, products, plans and objectives of management for future operations, and any statement preceded or followed by, or including, words such as "target", "believe", "expect", "aim", "intend", "will", "may", "anticipate", "would" or "could", or negatives of such words. Any forward-looking statements are based on currently available competitive, financial and economic data together with management’s views and assumptions regarding future events and business performance as of the time the statements are made and are subject to risks and uncertainties. We wish to caution you that there are some known and unknown factors that could cause actual results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

Reference should be made to those documents that Midatech shall file from time to time or announcements that may be made by Midatech in accordance with the London Stock Exchange AIM Rules for Companies (“AIM Rules”), the Disclosure and Transparency Rules (“DTRs”) and the rules and regulations promulgated by the US Securities and Exchange Commission, which contains and identifies other important factors that could cause actual results to differ materially from those contained in any projections or forward-looking statements. These forward-looking statements speak only as of the date of this announcement. All subsequent written and oral forward-looking statements by or concerning Midatech are expressly qualified in their entirety by the cautionary statements above. Except as may be required under the AIM Rules or the DTRs or by relevant law in the United Kingdom or the United States, Midatech does not undertake any obligation to publicly update or revise any forward-looking statements because of new information, future events or otherwise arising.